Exhibit 99.1

NOTICE OF MEETINGS 2007

James Hardie

The Annual Information Meeting of James Hardie Industries NV (the company) has been called to enable CUFS holders to attend a meeting together in Australia to review items of business and other matters that will be considered and voted on at the subsequent Annual General Meeting in The Netherlands. CUFS (CHESS Units of Foreign Securities) are a form of security used to allow trading on the Australian Securities Exchange in shares of companies that are incorporated outside Australia.

Questions

CUFS holders will be able to ask questions at the Annual Information Meeting as they would at an Annual General Meeting. We invite CUFS holders to use the accompanying form to submit questions in advance of the meeting. We believe this process will make it easier for more holders to have questions answered, whether or not they can attend the Annual Information Meeting. CUFS holders will also be able to ask questions from the floor during the Annual Information Meeting.

Webcast

For the benefit of CUFS holders unable to attend, the Annual Information Meeting will be broadcast live over the internet at www.jameshardie.com (select Investor Relations, then Annual Meetings). The webcast will then remain on the company's website so it can be replayed later if required.

Although no voting will take place at the Annual Information Meeting in Sydney, CUFS holders will be able to lodge direction (or proxy) forms there, specifying how their vote is to be recorded at the Annual General Meeting.

Meeting details

The 2007 **Annual General Meeting** will be held in Ballroom C, Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands at 10.00 am Central Europe Time (CET) on Friday, 17 August 2007.

The 2007 Annual Information Meeting of CUFS holders of James Hardie Industries NV will be held in:

Ballrooms 3 and 4
The Westin Hotel
No. 1 Martin Place, Sydney NSW Australia

at 1.00 pm Australian Eastern Standard Time (AEST) on Wednesday, 15 August 2007.

James Hardie Industries NV ARBN 097 829 895
Incorporated in The Netherlands with corporate seat in Amsterdam.
The liability of members is limited.

BUSINESS OF THE ANNUAL GENERAL MEETING

1.	Reports and accounts for the financial year ended 31 March 2007

(a)	To receive and consider the Annual Report prepared by the Managing Board for the financial year ended 31 March 2007.

(b)	To receive and consider the Annual Accounts prepared by the Managing Board for the financial year ended 31 March 2007 and, if thought fit, pass the following resolution as an ordinary resolution:

That the Annual Accounts of the company for the financial year ended 31 March 2007 be received and adopted and that the Annual Accounts and the Annual Report for the financial year ended 31 March 2007 be published in the English language.

Details of where copies of the Annual Accounts for the financial year ended 31 March 2007 are available for inspection and other information relevant to these items of business are set out in the attached Explanatory Notes.

2.	Adoption of the Remuneration Report for the financial year ended 31 March 2007

To consider and, if thought fit, pass the following resolution as a non-binding resolution:

That the Remuneration Report of the company for the year ended 31 March 2007 be adopted.

The vote on this resolution is advisory only and does not bind the members of the Managing Board, Supervisory Board or Joint Board of the company. An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.

3.	Election of members of the Supervisory and Joint Boards

To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution:

(a)	That Mr J D Barr, being a member of the Supervisory and Joint Boards of the company, who would otherwise retire immediately following this Annual General Meeting, having been nominated for election by the Supervisory Board in accordance with Article 22.4 of the company’s Articles of Association, be re-elected as a member of the Supervisory and Joint Boards.

(b)	That Mrs C Walter, being a member of the Supervisory and Joint Boards of the company, having been appointed by the Supervisory Board to fill a vacancy in accordance with Article 22.3 of the company’s Articles of Association, and who would otherwise retire immediately following this Annual General Meeting, having been nominated for election by the Supervisory Board in accordance with Article 22.4 of the company’s Articles of Association, be re-elected as a member of the Supervisory and Joint Boards.

Brief resumes of Mr Barr and Mrs Walter are set out in the attached Explanatory Notes.

4.	Supervisory Board Share Plan

To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution:

(a)	That approval is given for all purposes for the participation in the Supervisory Board Share Plan 2006 (SBSP-2006) by Mr D DeFosset in accordance with the terms of the SBSP-2006 and on the basis set out in the attached Explanatory Notes.

(b)	That approval is given for all purposes for the participation in the SBSP-2006 by Mr B P Anderson in accordance with the terms of the SBSP-2006 and on the basis set out in the attached Explanatory Notes.

(c)	That approval is given for all purposes for the participation in the SBSP-2006 by Mr J D Barr in accordance with the terms of the SBSP-2006 and on the basis set out in the attached Explanatory Notes.

(d)	That approval is given for all purposes for the participation in the SBSP-2006 by Mr M N Hammes in accordance with the terms of the SBSP-2006 and on the basis set out in the attached Explanatory Notes.

(e)	That approval is given for all purposes for the participation in the SBSP-2006 by Mr D G McGauchie in accordance with the terms of the SBSP-2006 and on the basis set out in the attached Explanatory Notes.

(f)	That approval is given for all purposes for the participation in the SBSP-2006 by Mr R M J van der Meer in accordance with the terms of the SBSP-2006 and on the basis set out in the attached Explanatory Notes.

(g)	That approval is given for all purposes for the participation in the SBSP-2006 by Mrs C Walter in accordance with the terms of the SBSP-2006 and on the basis set out in the attached Explanatory Notes.

An explanation of the background and reasons for the proposed resolutions is set out in the attached Explanatory Notes.

5.	Long Term Incentive Plan

To consider and, if thought fit, pass each of the following resolutions as ordinary resolutions:

(a)	That the following be approved for all purposes:
(i)	participation in the James Hardie Industries NV Long Term Incentive Plan 2006 (LTIP) to a maximum of 882,000 Options by Mr L Gries; and

(ii)	acquisition accordingly by Mr L Gries of Shares up to the stated maximum,

all in accordance with the terms of the LTIP and on the basis set out in the attached Explanatory Notes.
(b)	That the following be approved for all purposes:
(i)	participation in the LTIP to a maximum of 134,000 Options by Mr R L Chenu; and

(ii)	acquisition accordingly by Mr R L Chenu of Shares up to the stated maximum, all in accordance with the terms of the LTIP and on the basis set out in the attached Explanatory Notes.

2 JAMES HARDIE

(c)	That the following be approved for all purposes:
(i)	participation in the LTIP to a maximum of 176,000 Options by Mr B P Butterfield; and

(ii)	acquisition accordingly by Mr B P Butterfield of Shares up to the stated maximum, all in accordance with the terms of the LTIP and on the basis set out in the attached Explanatory Notes.

An explanation of the background and reasons for the proposed resolutions is set out in the attached Explanatory Notes.

6.	Renewal of authority for the company to acquire its own shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the Managing Board be irrevocably authorised to cause the company to acquire, subject to the approval of the Joint Board, shares in the capital of the company for valuable consideration within the price range as set out in the attached Explanatory Notes for an 18-month period, whether as an on or off financial market purchase and up to the maximum number of shares permitted by Dutch law.

An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.

7.	Reduction of issued share capital through cancellation of repurchased shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution if at least fifty percent (50%) of the issued share capital is represented at the meeting or with a majority of at least two-thirds (2/3) of the votes cast if less than fifty percent (50%) of the issued share capital is represented:

That approval is given to reduce the issued share capital of the company, by cancelling shares repurchased or to be repurchased by the company under any share repurchase program, the exact number of which to be determined by the Managing Board up to a maximum of 10% of the issued share capital of the company as at 17 August 2007.

An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.

8.	Amendment of the company’s Articles of Association and associated procedure authorisations

To consider and, if thought fit, pass the following resolution as a special resolution to be adopted with a majority of at least three quarters (3/4) of the votes cast:

That:

(a)	the Articles of Association be amended to have the effect as set out in the Explanatory Notes accompanying this Notice of Meetings; and

(b)	in connection with the amendments to the Articles of Association referred to in paragraph (a) above, the members of the Joint or Managing Boards of the company or any lawyer of the company’s Dutch legal advisor, De Brauw Blackstone Westbroek NV be authorised to apply for the required ministerial declaration of no-objection of the Dutch Ministry of Justice as to the amendments to the Articles of Association, and to execute the notarial deed of amendments to the Articles of Association as required under Dutch law.

An explanation of the proposed changes to the Articles of Association, the details of where copies of the proposed revised Articles (both the official Dutch version and unofficial English translation) are available and the background and reasons behind the associated procedural authorisations, are set out in the attached Explanatory Notes.
Voting Exclusion Statement
In accordance with the ASX Listing Rules, the company will disregard any votes cast on resolutions 4 or 5 of this Notice of Meetings if they are cast by any member of the Supervisory or Managing Boards or their associates.
People who fall into the categories listed above will not have their votes disregarded if:
(i)	they are acting as a proxy for a person who is entitled to vote, in accordance with the directions on a proxy form; or

(ii)	they are chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on a proxy form to vote as the proxy decides.
Notes on voting and Explanatory Notes are attached, and a Direction Form is enclosed.
By order of the Joint Board
Benjamin P Butterfield
Company Secretary
12 July 2007

JAMES HARDIE 3

BUSINESS OF THE ANNUAL GENERAL MEETING

Notes on voting
CUFS holders
CUFS holders who want to vote on the resolutions to be considered at the Annual General Meeting have the following three options available to them:

Option A	CUFS holders who want to vote on the resolutions to be considered at the Annual General Meeting in Amsterdam, but who do not want to attend that meeting, may instead attend the Annual Information Meeting in Sydney, Australia.

Before, at or following the conclusion of the Annual Information Meeting, CUFS holders may lodge a Direction Form directing CHESS Depositary Nominees Pty Limited (CDN) to vote the shares in the company held by it on their behalf. CDN is the legal holder of the shares in the company for the purposes of the ASTC Settlement Rules and is the issuer of CUFS.

To be eligible to direct CDN to vote the shares underlying their CUFS holding at the Annual General Meeting, CUFS holders must be registered at 5.00 pm (AEST) on Tuesday, 14 August 2007.
CUFS holders who select Option A should follow either (1) or (2) below:
1.	Complete the Direction Form accompanying this Notice of Meetings and lodge it:
(i)	in person at the Annual Information Meeting; or

(ii)	by post to GPO Box 242, Melbourne, VIC 8060, Australia; or

(iii)	by delivery to Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney NSW, Australia; or

(iv)	by email to Amanda.McDonald@computershare.com.au or

(v)	by facsimile to 03 9473 2118 from inside Australia or +61 3 9473 2118 from outside Australia.
2.	Complete a Direction Form using the internet

Go to www.computershare.com/au/proxy/jhx (Note: address requires .com/au, not the more usual .com.au).
To complete the Direction Form using the internet, you will need your Security Holder Reference Number (SRN) or Holder Identification Number (HIN) from your current James Hardie Industries NV Holding Statement or your last dividend statement and your postcode as recorded in the company’s register.
You will be taken to have signed the Direction Form if you lodge it in accordance with the instructions.
Completed Direction Forms must be received by Computershare Investor Services Pty Limited no later than 4:00 pm (AEST) on Wednesday, 15 August 2007.

Option B	CUFS holders who want to attend and vote at the Annual General Meeting in Amsterdam may ask CHESS Depositary Nominees Pty Limited (CDN) to appoint them as proxy to vote the shares underlying their holding of CUFS on behalf of CDN. CDN is the legal holder of the shares in the company for the purposes of the ASTC Settlement Rules and the issuer of CUFS.
If you are a CUFS holder and select Option B, do not complete the enclosed Direction Form. Instead, you will need to write and ask for a Proxy Request Form to be sent to you. Complete the Proxy Request Form and return it to Computershare Investor Services Pty Limited using the address, email or fax details given below.
Written requests for a Proxy Request Form, and completed Proxy Request Forms, must be sent to Computershare Investor Services Pty Limited:
(i)	by post at GPO Box 242, Melbourne, VIC 8060, Australia; or

(ii)	by delivery to Level 3, 60 Carrington Street, Sydney NSW, Australia; or

(iii)	by email to Amanda.McDonald@Computershare.com.au or

(iv)	by facsimile to 03 9473 2118 from inside Australia or +61 3 9473 2118 from outside Australia.
To attend and vote at the Annual General Meeting in Amsterdam, your completed Proxy Request Form must be received by Computershare Investor Services Pty Limited no later than 5.00 pm (AEST) on Wednesday, 8 August 2007.

4 JAMES HARDIE

Option C	CUFS holders who want to attend and vote at the Annual General Meeting may also do so by converting their CUFS to ordinary shares. Converted shares cannot be traded on the ASX but the owner of the shares will be eligible to vote those shares at the Annual General Meeting either in person or by proxy. Shareholders who have converted their CUFS to shares will also receive distributions in US dollars. Shares can be converted back into CUFS after the meeting.

Conversions to company shares must be recorded in a transfer form signed by the transferor and the transferee. The transfer will have effect, if the company is a party to the deed, when the transfer form is executed, or when it is served upon the company, or when the company otherwise acknowledges the transaction.

To be eligible to vote at the Annual General Meeting, CUFS holders must convert their CUFS into shares before 5.00 pm (AEST) on Wednesday, 8 August 2007. The company will not acknowledge any requests to transfer shares received between Thursday, 9 August 2007 (AEST) and the close of the Annual General Meeting.
To convert your CUFS holding to a shareholding any time before 5.00 pm (AEST) on Wednesday, 8 August 2007:
(i)	in the case of issuer-sponsored CUFS: obtain a transfer form from Computershare Investor Services Pty Limited, execute it and return it to Computershare Investor Services Pty Limited:
a.	by post to GPO Box 242, Melbourne, VIC 8060, Australia;

b.	by delivery to Level 3, 60 Carrington Street, Sydney NSW, Australia; or

c.	by facsimile to 03 9473 2118 from inside Australia or +61 3 9473 2118 from outside Australia; or
(ii)	in the case of CUFS sponsored on the CHESS sub-register: direct your CHESS participant to convert your holding.
CUFS holders who select Option C should follow the voting instructions set out in the next column under the heading Shareholders.
To obtain a free copy of CDN’s Financial Services Guide (FSG), or any Supplementary FSG, go to www.asx.com.au/cdis or phone 1 300 300 279 from within Australia or +61 1 300 300 279 from outside Australia.
Shareholders
Shareholders registered at 5.00 pm (AEST) on Tuesday, 14 August 2007 are eligible to attend and vote at the Annual General Meeting.
A shareholder who is entitled to attend and vote at the Annual General Meeting, and who is unable to attend the meeting, is entitled to appoint one or more proxies. Where more than one proxy is appointed, the shareholder must specify on separate forms the proportion or number of votes each proxy may exercise. Proxies do not need to be shareholders of the company.
To appoint a proxy, complete the Proxy Form provided to shareholders and return it:
(i)	by post to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne, VIC 8060, Australia; or

(ii)	by delivery to Level 3, 60 Carrington Street, Sydney NSW, Australia; or

(iii)	by facsimile to 03 9473 2118 inside Australia or +61 3 9473 2118 outside Australia.
Proxy Forms must be received no later than 5.00 pm (AEST) on Wednesday, 15 August 2007.

JAMES HARDIE 5

BUSINESS OF THE ANNUAL GENERAL MEETING

Explanatory Notes:
Resolution 1 — Reports and accounts for the financial year ended 31 March 2007
Resolution 1 asks shareholders to receive and adopt the Annual Accounts prepared by the Managing Board of the company for the financial year ended 31 March 2007.
The Articles of Association of the company provide that the Annual Accounts of the company must be submitted to the General Meeting within six months after the end of the financial year to which the Annual Accounts relate.
The Annual Accounts for the financial year ended 31 March 2007 and which are the subject of Resolution 1 are those prepared under Dutch generally accepted accounting principles (“Dutch GAAP”), as distinct from the consolidated US generally accepted accounting principles (“US GAAP”) financial statements of the James Hardie group as set out in the 2007 annual report distributed to shareholders in July.
To comply with Dutch law, shareholders are also being asked to confirm their approval for the company’s Annual Accounts and Annual Report for the financial year ended 31 March 2007 to be published in the English language (and not the Dutch language).
A brief overview of the financial and operating performance of the James Hardie group during the financial year ended 31 March 2007 will be provided during the Annual Information Meeting and the Annual General Meeting.
Copies of the Annual Accounts of the company for the year ended 31 March 2007 are freely available to shareholders, CUFS holders and other people entitled to attend the Annual Information Meeting and the Annual General Meeting either:
(a)	at the Annual Information Meeting or Annual General Meeting; or

(b)	at the company’s Australian registered office at Level 3, 22 Pitt Street, Sydney NSW 2000, and corporate headquarters at Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands; or

(c)	on the company’s website, in the Investor Relations area, at www.jameshardie.com
Recommendation
The Supervisory Board believes it is in the interests of shareholders that the Annual Accounts of the company for the financial year ended 31 March 2007 be adopted and that the Annual Accounts and the Annual Report be published in the English language, and recommends that you vote in favour of the resolution.
Resolution 2 — Adoption of the Remuneration Report for the financial year ended 31 March 2007
Resolution 2 asks shareholders to adopt the Remuneration Report for the financial year ended 31 March 2007.
Legislation in Australia now requires that Australian incorporated listed companies disclose certain details relating to director and executive remuneration in a section of the Directors’ Report called the Remuneration Report.
While these requirements do not apply to the company because it is incorporated in The Netherlands, the company’s 2007 Annual Report does contain a Remuneration Report which meets these requirements by:
•	setting out the remuneration policy for the James Hardie group; and

•	reporting the remuneration arrangements in place for Supervisory Board Directors (non-executive directors), Managing Board Directors (executive directors) and senior executives.
The company’s Remuneration Report is set out on pages 48 to 66 of the 2007 annual report and can also be found in the Investor Relations area of the James Hardie website (www.jameshardie.com).
Australian incorporated listed companies are required to put the Remuneration Report for the financial year to a resolution of shareholders at the company’s Annual General Meeting. Under the Corporations Act, the vote is advisory only, and does not bind the directors. Once again, while this requirement does not apply to the company because it is a Dutch incorporated company, the Supervisory Board has decided to put the Remuneration Report to shareholders for a non-binding vote as a matter of good corporate governance and in recognition of the fact that the company has a significant number of Australian shareholders who are familiar with the Corporations Act requirement. It will take the outcome of the vote into consideration when considering the company’s future remuneration policy.
Recommendation
The Supervisory Board believes it is in the interests of shareholders that the Remuneration Report of the company for the financial year ended 31 March 2007 be adopted and recommends that you vote in favour of the resolution.
Resolution 3 — Election of members of the Supervisory and Joint Boards
Resolutions 3(a) and (b) ask shareholders to consider the election of members of the Supervisory and Joint Boards. The company’s Articles of Association provide that the members of the Supervisory and Joint Boards are appointed for a period of three years and can be re-appointed after each term.
John Barr will cease to be a member of the Supervisory and Joint Boards unless re-elected at the Annual General Meeting and, being eligible, offers himself for re-election. If re-elected, Mr Barr will be appointed for a term of three years ending at the Annual General Meeting in 2010.

6 JAMES HARDIE

Over the last few years the company has advised shareholders of its plans for Board renewal. During the past 12 months four new directors with a wide range of experience were appointed to the Supervisory and Joint Boards. Following the commencement of ASIC’s proceedings against the company and certain then current and former directors of the company and ABN60 Pty Limited, three of the company’s long-serving directors, Chairman Ms M Hellicar and Messrs M Brown and M Gillfillan, resigned as members of the Supervisory and Joint Boards. Each had previously indicated their intention to retire during their next term, but decided it would be in the best interests of the company if they resigned to avoid any suggestions of a conflict of interest. At the same time Mr J Loudon agreed to delay his proposed retirement until after the 2007 Annual General Meeting to assist in a smooth transition for the incoming directors. The departure of Ms Hellicar and Messrs Brown and Gillfillan meant that the company continued its search for new directors who have the business experience, personal qualities and values important for this demanding Board.
In this regard, the company was pleased to announce the appointment of Catherine Walter to the Supervisory and Joint Boards with effect from 1 July 2007.
Resolution 3(b) asks shareholders to consider the re-election of Mrs Walter to the Supervisory and Joint Boards for a term of three years ending at the Annual General Meeting in 2010. Unless Resolution 3(b) is passed, Mrs Walter will cease to hold office as a member of both the Supervisory Board and the Joint Board at the conclusion of this year’s Annual General Meeting.
Profiles of the candidates follow:
John D Barr
Member of the company’s Supervisory and Joint Boards
Age 60
John D Barr joined the company as an independent, Non-Executive Director in September 2003 and served as Deputy Chairman of the Joint and Supervisory Boards from October 2004 to February 2007, and Acting Chairman from February 2007 to April 2007. He is Chairman of the Remuneration Committee and a member of the Nominating and Governance Committee.
Experience: Mr Barr has more than 30 years’ management experience in the North American industrial sector, including 25 years at The Valvoline company, eight as President and Chief Executive Officer, in which time the company’s revenues doubled. Between 1995 and 1999, he was President and Chief Operating Officer, and a member of the board of directors of the Quaker State Corporation.
Directorships of listed companies in past three years:
Current — Director of United Auto Group (since December 2002); Director of Clean Harbors Inc (since August 2003); and Director of UST, Inc (since December 2003).
Other: Vice Chairman of the Board of Directors of Papa Murphy’s International Inc (Papa Murphy’s) since June 2004 and Chief Executive Officer since April 2005; a Director of Performance Logistics Group since September 2005 and Chairman from March 2004 to September 2005; President and Chief Executive Officer of Automotive Performance Industries from 1999 to April 2004; citizen of the USA.
Catherine Walter
Member of the company’s Supervisory and Joint Boards
Age: 54
Catherine Walter joined JHI NVas an independent Non-Executive Director on 1 July 2007. She is a member of the Joint and Supervisory Boards.
Experience: Mrs Walter has wide ranging legal and business experience at executive and board levels. She practised commercial law for 20 years including a term as Managing Partner of the Melbourne office of Clayton Utz. Mrs Walter has served as a Non-Executive Director for more than 15 years for companies and entities spanning the resources, consumer products, building supplies, telecommunications, financial services and insurance industries and in the arts, education, medical and local government sectors.
Directorships of listed companies in past three years:
Current: Non-Executive Director of Australian Foundation Investment Company Limited (since 2002) and Orica Limited (since 1998).
Former: Non-Executive Director of Australian Stock Exchange Limited (1996-2006)
Other:
Current: Chairman Equipsuper; Non-Executive Director, Melbourne Business School, Melbourne International Arts Festival and Walter & Eliza Hall Institute of Medical Research; Member, Financial Reporting Council.
Former: Non-Executive Director, National Australia Bank (1995-2004), Queensland Investment Corporation (2000-2003), Vodafone Pacific Limited (1998-2001); Commissioner, City of Melbourne (1994-1996).
Recommendation
The Supervisory Board, having conducted an assessment of the performance of Mr Barr, believes it is in the interests of shareholders that Mr Barr be re-elected as a member of the Supervisory and Joint Boards, and recommends (with Mr Barr abstaining from voting in respect of his own appointment) that you vote in favour of Resolution 3(a).
The Supervisory Board, having recently elected Mrs C Walter to the Supervisory and Joint Boards, believes it is in the interests of shareholders that she be re-elected as a member of the Supervisory and Joint Boards, and recommends (with Mrs C Walter abstaining from voting in respect of her own appointment) that you vote in favour of Resolution 3(b).

JAMES HARDIE 7

BUSINESS OF THE ANNUAL GENERAL MEETING

Resolution 4 — Supervisory Board Share Plan
Resolution 4 asks shareholders to approve the participation of all members of the Supervisory Board in the company’s Supervisory Board Share Plan 2006 (SBSP-2006). At the 2006 Annual General Meeting, shareholders approved the SBSP-2006 and the issue of ordinary shares in the company to the members of the Supervisory Board under the SBSP-2006. Since that time, five people have joined the Supervisory Board (including Mrs Walter who is standing for re-election at the 2007 Annual General Meeting).
Under ASX Listing Rule 10.14, the company may only permit a Director of the company to acquire shares or rights to shares under an employee incentive scheme (other than a salary sacrifice scheme where the shares are bought on market) where that Director’s participation has been approved by an ordinary resolution of shareholders.
Accordingly, shareholder approval is sought for all purposes to the participation of each of the members of the Supervisory Board (except for Mr Loudon) in the SBSP-2006 on the terms explained below.
Summary of the SBSP-2006
Basis of participation
Under the SBSP-2006, participation by members of the Supervisory Board is not mandatory, and no holding lock applies to any shares acquired under the SBSP-2006. However, all Supervisory Board directors have agreed to participate in the SBSP-2006 in respect of a specified portion of their Board fees for the 2008 financial year.
Accumulation Policy
In order to further align the interests of Directors with those of shareholders, the Supervisory Board introduced a requirement in 2006 that members of the Supervisory Board accumulate a minimum of three times their annual cash remuneration in share ownership (either personally or through a personal superannuation or pension plan) within the six year period from the later of that resolution or the date of their appointment as a Director.
While this requirement does not form part of the rules of the SBSP-2006 and is subject to change by the Supervisory Board from time to time, it is anticipated that Supervisory Board members will use the SBSP-2006 to acquire shares over time.
Failure to comply with the minimum shareholding requirement as determined by the Supervisory Board from time to time does not automatically result in a Director being obliged to resign as a member of the Supervisory or Joint Boards, but levels of Director shareholding will be disclosed in the company’s annual reports and shareholders are able to monitor compliance with the requirement in this way.
Participation may be personal or through a superannuation/pension plan
The SBSP-2006 permits members of the Supervisory Board to participate personally, or through a nominated personal superannuation or pension plan.
Company may issue or acquire shares
The SBSP-2006 allows the company to either issue new shares or acquire shares on market on behalf of the participant.
CUFS
All shares issued or transferred under the SBSP-2006 will be held in the form of CUFS. No loans will be provided by the company in relation to the issue or purchase of shares under the SBSP-2006.
How the number of shares will be calculated
The number of shares issued or transferred to a member of the Supervisory Board is determined by dividing the amount which that member elects to apply under the SBSP-2006 (net of any applicable Dutch taxes) by the Market Price (see below). For the 2008 financial year, the Supervisory Board (and each individual member of the Supervisory Board) has determined that the amount applied under the SBSP-2006 for each Supervisory Board director will be $50,000 and for the Chairman will be $100,000, net of any applicable Dutch taxes, and that this amount will be paid in the fourth quarter of financial year 2008. Any Supervisory Board member who leaves the Supervisory Board during the 2008 financial year will not participate in the SBSP-2006. Any person becoming a member of the Supervisory Board after the date of the Annual General Meeting will apply a pro-rata reduced amount under the SBSP-2006 in the fourth quarter of financial year 2008.

8 JAMES HARDIE

Maximum number of shares issued under the SBSP-2006
The total remuneration of a Supervisory Board member will take into account any participation in the SBSP-2006. Accordingly, the maximum amount of their participation will be determined by the maximum remuneration payable to them. The maximum number of shares that may be issued under the SBSP-2006 to all participants in any one year is therefore equal to the aggregate remuneration payable to members of the Supervisory Board under Article 25 of the company’s Articles of Association (which is US$1.5m), divided by the Market Price (see below).
Market Price
Where new shares are issued under the SBSP-2006, Market Price is the average of the closing prices for CUFS on the ASX during the period of five business days preceding the day of issue of the shares. Where shares are purchased on market, the Market Price is the price at which the relevant CUFS are acquired.
Administration of the SBSP-2006
The SBSP-2006 is administered by the Managing Board of the company and is governed by the laws of The Netherlands. The Managing Board may at any time vary or terminate the SBSP-2006 by resolution (subject to any applicable ASX Listing Rule requirements).
Supervisory Board members
All of the members of the Supervisory Board at the time of passing this resolution are eligible to acquire shares under the SBSP-2006. Shares under the SBSP-2006 will be issued by no later than three years after the passing of this resolution. This extends to Mrs C Walter who is seeking re-election at the 2007 Annual General Meeting.
New participants
Any new member of the Supervisory Board (being a member appointed after the 2007 Annual General Meeting) will not be issued new shares under the SBSP-2006 until further shareholder approval is obtained under the relevant ASX Listing Rules. However, any new member of the Supervisory Board appointed prior to the next Annual General Meeting may participate in the SBSP-2006 by the company acquiring shares on market (which does not require shareholder approval under the ASX Listing Rules).
Previous allotments
Since the SBSP-2006 was last approved by shareholders at the 2006 Annual General Meeting, Mr J D Barr acquired 779 CUFS at a price of A$8.39 each and 872 CUFS at a price of A$8.50 each.
Notice of issues
Details of shares issued under the SBSP-2006 in any financial year will be announced to the ASX and published in the company’s annual report along with confirmation that the issue was approved by shareholders in accordance with ASX Listing Rule 10.14.
SBSP-2006 rules
Copies of the rules of the SBSP-2006 may be inspected:
(a)	at the Annual Information Meeting or Annual General Meeting; or

(b)	at the company’s Australian registered office at Level 3, 22 Pitt Street, Sydney NSW 2000, and corporate headquarters at Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands; or

(c)	on the company’s website, in the Investor Relations area, at www.jameshardie.com
The terms of the Accumulation Policy were set out in detail in the 2006 Notice of Meeting, which is also available on the company’s website, in the Investor Relations area.
Recommendation
The Supervisory Board believes it is in the interests of shareholders that the participation of each of the members of the Supervisory Board in the SBSP-2006 be approved. The Supervisory Board recommends that you vote in favour of each corresponding resolution.

JAMES HARDIE 9

BUSINESS OF THE ANNUAL GENERAL MEETING

Resolution 5 — James Hardie Industries NV Long Term Incentive Plan
Resolution 5 asks shareholders to approve the grant of Options under the James Hardie Industries NV Long Term Incentive Plan 2006 (LTIP) to members of the Managing Board.
Summary of the legal requirements for approval
ASX Listing Rule 10.14 provides that a listed company must not permit a Director to acquire shares or rights to shares under an employee incentive scheme without the approval of shareholders by ordinary resolution. This Listing Rule also applies to any person whose relationship with the company is, in the ASX’s opinion, such that approval should be obtained. The company considers that ASX Listing Rule 10.14 will apply to the Managing Board members. Accordingly, shareholder approval is sought for the purpose of this Listing Rule.
Similarly, in accordance with the company’s Articles of Association and the Dutch Civil Code, any proposals which concern the remuneration of members of the Managing Board of the company in the form of either shares or options must be submitted to shareholders for approval. Under the Dutch Civil Code, approval is needed for both the aggregate number of shares and options that can be granted under the LTIP as well as the performance criteria that will apply to a grant.
Overview of Plan
The establishment of the LTIP was approved by shareholders at the 2006 Annual General Meeting. Under the LTIP, the company may offer eligible Executives (including Managing Board members) any of the following:
•	options over ordinary fully-paid shares (Options);

•	rights to receive ordinary fully-paid shares by way of issue or transfer for no cash payment (Performance Rights);

•	beneficial interests in ordinary fully-paid shares (Performance Shares); or

•	cash awards (Awards),
together referred to as “Entitlements”.
Options granted to US Executives may also include Incentive Stock Options, a type of option structured to comply with particular requirements in the US Internal Revenue Code, that can provide a specific tax benefit to US-based Executives.
A summary of the LTIP Rules (Plan Rules) as they relate to Options is set out below. A grant of Options under the LTIP is subject both to the Plan Rules and to the terms of the specific grant.
General application of performance hurdles
The Supervisory Board has determined that the vesting or exercise of Entitlements granted to all participants under the LTIP may be conditional on the achievement of performance hurdles set out in the terms of the specific grant.
The Supervisory Board has determined that any Entitlements granted to members of the Managing Board during this financial year will be in the form of Options. The performance hurdles which will apply to those grants are set out below under the heading “Vesting Criteria”.
Generally speaking, any unvested Options will expire and become unexercisable on:
•	the third anniversary of the grant date, for Options which vest by reference to a Return On Capital Employed (ROCE) performance hurdle; and

•	the fifth anniversary of the grant date, for Options which vest by reference to a Total Shareholder Return (TSR) performance hurdle.
The ROCE and TSR performance hurdles and further information on the expiry of Options if an Option holder ceases employment with the company are described below.
Key features of Options
A summary of the key features of the long-term incentive arrangements for the grants of Options to eligible Executives (including Managing Board members) under the LTIP is set out below. A grant of Options to a particular Executive is subject to the LTIP and the terms of the specific grant.
Invitation to Participate — selected Executives will be invited to apply for up to a specified number of Options.
Options are Non-transferable — an Option granted to an Executive is not transferable, except with express approval or by force of law on death or legal incapacity.
Exercise Price — the exercise price will be the amount specified in the invitation to the individual Executive, adjusted to take into account any reconstructions or bonus issues (but, in accordance with the ASX Listing Rules, may not be less than $0.20 per share).
Performance Hurdles — the Supervisory Board has determined that the vesting or exercise of Options will be conditional on the achievement of performance hurdles set out in the terms of the specific grant. Details of the performance hurdles for grants to Managing Board members this year are set out below under “Vesting Criteria”.

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Exercise Date - the Supervisory Board will prescribe a date or dates on which Options become exercisable. On or after the prescribed date, and provided any other vesting or exercise conditions prescribed by the Supervisory Board and approved by shareholders in respect of Managing Board members have been achieved, the Executive may acquire that number of the shares by exercising the same number of Options. An Option will expire if it is not exercised within the life of the Option. Refer to “When Options expire” below for more details regarding the expiry of Options.
Unexercised Options of Executives whose employment is terminated for cause (including for fraud or dishonesty) will be declared to have lapsed by the Supervisory Board.
Entitlement on Exercise — on exercise of Options, the company will issue the Executive with the resulting shares.
Reconstruction and Bonus Issues — in accordance with ASX Listing Rules 6.16 and 6.22.3, an Executive’s entitlement to shares under an Option will be adjusted to take account of capital reconstructions and bonus issues as if the Option had been exercised before the determination of entitlements in respect of those issues. For more information relating to reconstruction, bonus and rights issues, refer to “Reconstruction, bonus and rights issues” below.
Restriction on Disposal of Shares — the Supervisory Board may impose a restriction on disposal of shares issued on exercise of an Option.
Vesting Criteria
The performance hurdles for the vesting of Options to be granted to members of the Managing Board if Resolutions 5(a) to (c) are approved will be as follows:
•	for 50% of the value of the Options granted to a participant (calculated using the Black Scholes method), the performance hurdle will be calculated by reference to a market comparative Return On Capital Employed (ROCE). ROCE is calculated by dividing earnings before interest and taxes by net capital employed (ie fixed assets plus net working capital). This measures the efficiency with which capital is being used to generate revenue and earnings and provides a good basis for comparing with peers management performance in areas over which it has control. For the purposes of this calculation, all ROCE components will exclude any amounts paid or provided for by way of contribution to the Asbestos Injuries Compensation Fund (relating to the company’s voluntary compensation for proven asbestos-related personal injury and death claims) or any alternative arrangement, and any related foreign currency translation income or expense;

•	for the other 50% of value the Options that are granted to a participant (calculated using the Black Scholes method), the performance hurdle will be calculated by reference to a market comparative Total Shareholder Return (TSR), together, these are the Vesting Criteria.
The percentage of Options in the total grant that vest will depend upon the company’s ROCE and TSR, relative to the percentile performance of various comparable companies as follows:
•	the ROCE performance hurdle requires the company’s ROCE, at a minimum, to achieve the 60th percentile of ROCE performance of a global peer group of building materials companies measured over the period. At this point, 50% of the Options which vest by reference to the ROCE performance hurdle (being 25% of the total grant to the Executive) will vest, and an additional 2% of the Options which vest by reference to the ROCE performance hurdle (a further 1% of the total grant) will vest for every additional percentile (ie for each additional 1%) above the 60th percentile of ROCE performance of the peer group companies. Maximum vesting of Options under this calculation will occur at the 85th percentile; and

•	the TSR performance hurdle requires the company’s TSR, at a minimum, to equal the median TSR of a peer group of comparable companies in the S&P/ASX 100. 50% of the Options which vest by reference to the TSR performance hurdle (being 25% of the total grant) will vest when the median TSR of comparable companies in the S&P/ASX 100 is achieved over the period, and an additional 2% of the Options which vest by reference to the TSR performance hurdle (1% of the total grant) will vest for every additional percentile (ie for each additional 1%) above the median TSR of comparable companies in the S&P/ASX 100. Maximum vesting of Options under this calculation will occur at the 75th percentile.
The global peer group of building materials companies to be used for the ROCE performance hurdle will be determined by the Supervisory Board but would generally include global peer companies in USA, Europe and Australia specialising in building materials. It is currently anticipated that the global peer group would include the following entities, although the Supervisory Board will have discretion to make adjustments to the list as it considers appropriate from time to time:

Boral Limited	Valspar Corporation	Hanson plc

CSR Limited	Weyerhaeuser Company	Lafarge SA

Fletcher Building Limited	Cemex SA de CV	Nichihia Corp

Eagle Materials Inc	Martin Marietta Materials Inc	Saint Gobain

Lousiana-Pacific Corporation	Texas Industries Inc	Wienerberger AG

USG Corporation	Florida Rock Industries Inc	CRH plc

	Vulcan Materials Co	The Siam Cement Plc

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BUSINESS OF THE ANNUAL GENERAL MEETING

The peer group of comparable companies in the S&P/ASX 100 to be used for the TSR performance hurdle will be determined by the Supervisory Board but would generally exclude financial institutions, insurance companies, property trusts, oil and gas producers and mining companies and be adjusted to take into account additions and deletions to S&P/ASX 100 during the relevant period.
Both performance hurdles will be tested after three years from the grant date. In addition, the TSR performance hurdle will be retested at the end of each six month period following the third anniversary until the fifth anniversary (with each re-test extending the measurement period by a further six months such that re-testing at the fifth anniversary will be measured over a five year period).
This limited re-testing reflects the fact that the company’s share price can be subject to short-term fluctuations relating to public comment and disclosures on asbestos-related matters by other companies with asbestos exposures, members of the media and others.
Any additional Options that are subject to the TSR hurdle when the TSR hurdle is met on these retesting dates, will vest. For example, if 50% of an Option holder’s Options that are subject to a TSR hurdle vest on the third anniversary of the grant date, and the company’s TSR for the period from the grant date up to a retesting date is 10% above the median TSR, a further 20% of the aggregate number of Options granted will vest on that retesting date.
When Options expire
Generally speaking, unvested Options will expire and become unexercisable on:
•	the third anniversary of the grant date, in the case of Options which vest by reference to a ROCE performance hurdle; and

•	the fifth anniversary of the grant date, in the case of Options which vest by reference to a TSR performance hurdle.
When vested Options will otherwise expire and become unexercisable depends on the circumstances in which a member of the Managing Board ceases employment. Generally, it is expected that vested Options will expire as follows:
•	Termination for cause — the Supervisory Board will determine that any unexercised Options have lapsed, and the Options will lapse accordingly.

•	Death — all of the outstanding vested Options will expire and become unexercisable at the earlier of 24 months after the death of an Option holder or the date they would have expired had the Option holder remained employed by the company, unless the Supervisory Board reasonably determines that the Options have lapsed (and provides notice to the estate of the Option holder to that effect).

•	Retirement, redundancy or voluntary resignation — all of the outstanding vested Options will expire and become unexercisable at the earlier of 24 months after cessation of employment or the date they would have expired had the Option holder remained employed by the company, unless the Supervisory Board reasonably determines that the Options have lapsed (and provides notice to the Option holder to that effect).

•	Termination for other reasons — all of the outstanding vested Options will expire and become unexercisable at the earlier of three months after the termination or the date they would have expired had the Option holder remained employed by the company. However, the Option holder may only exercise the Options after termination if permitted by the Supervisory Board in writing.
An unvested Option may only be exercised after cessation of employment if a written determination is provided by the Supervisory Board.
If a member of the Managing Board ceases employment with the company, or gives notice of their intention to cease employment with the company, the Supervisory Board may at its absolute discretion (on any conditions which it thinks fit) decide that some or all of the unvested Options held by the member do not lapse, but lapse at the time and subject to the conditions it may specify by notice to the participant, which may include one or more of the following:
•	that the Performance Period of an Option (being the period from the grant date until the date the Vesting Criteria are tested) is reduced to a period shorter than that specified above under Vesting Criteria;

•	that the Vesting Criteria that apply to an Option be waived; and

•	that an Option which vests in accordance with the terms and conditions specified in the notice, may be exercised within the period specified above for vested Options held by a member who ceases employment, or any shorter period specified in the notice.

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The Supervisory Board may exercise this discretion, for example, where a member of the Managing Board who holds unvested Options permanently retires. The Supervisory Board will not exercise this discretion in circumstances where the relevant participant is terminated for cause (including for fraud or dishonesty).
A member of the Managing Board will be taken to continue as an employee of the company for the purposes of the LTIP if, on ceasing employment with the company, the Managing Board member automatically becomes a consultant to the company or a subsidiary in accordance with their employment contract.
Exercise of Options
Once vested (and subject to the Option expiry provisions), the Options can be exercised during any open trading window, if the executive does not have insider information, up to 10 years after the date they are issued.
Exercise Price
The exercise price for the Options will be the closing price of CUFS traded on ASX on the date of grant.
Change in control
If, under a takeover bid or otherwise, any person together with their associates acquire shares, which when aggregated with shares already acquired by such person and their associates, comprise more than 30% of the issued shares of the company, the Supervisory Board may give written notice to each Participant permitting the Participant to exercise any or all the Participant’s Options as determined by the Supervisory Board within 60 days or such reasonable longer period as approved by the Supervisory Board from the last date when any of the shares referred to were so acquired.
Reconstruction, bonus and rights issues
An entitlement to shares under an Option will be adjusted to take account of capital reconstructions and bonus issues as if the Option had been exercised before the determination of entitlements in respect of those issues. This is consistent with ASX Listing Rules 6.16 and 6.22.3.
If there is a rights issue to all shareholders before an Option is exercised, the Option exercise price will be reduced in accordance with the formula provided in ASX Listing Rule 6.22.2.
Amendments to the LTIP
As permitted by applicable laws, regulations and listing rules, the Supervisory Board may from time to time amend or terminate the LTIP. To the extent required by applicable laws, regulations and listing rules, any amendments to the LTIP are subject to shareholder approval.
Administration of the LTIP
The Supervisory Board has the authority to interpret the LTIP and any documents used to evidence Options, to determine the terms and conditions of Options, and to make all other determinations necessary or advisable for the administration of the LTIP.
Any power or discretion which is conferred on the Supervisory Board under the LTIP may be delegated by the Supervisory Board to a committee consisting of those Directors, other officers, or employees of the company as the Supervisory Board thinks fit.
Shareholder approval
If the ASX Listing Rules require shareholder approval for the granting of Options, no Options will be granted before that approval is obtained.
General
The maximum number of ordinary shares and Options for which approval is sought assumes that all of the Options offered to members of the Managing Board are granted and subsequently exercised. No loans will be provided by the company in relation to the issue of shares under the LTIP. The following members of the Managing Board are entitled to participate in the LTIP: Mr L Gries, Mr R L Chenu and Mr B P Butterfield. It is proposed to grant Mr Gries a maximum of 882,000 Options, Mr Chenu a maximum of 134,000 Options, and Mr Butterfield a maximum of 176,000 Options under the LTIP.
These Options will be issued by no later than 12 months after the passing of Resolutions 5(a) to (c).
Copies of the LTIP Rules are available in the Investor Relations area of the company’s website (www.jameshardie.com), at Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, or may be obtained by shareholders at no charge by writing to the company’s Australian registered office at Level 3, 22 Pitt Street, Sydney NSW 2000, or corporate headquarters at Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands.
Recommendation
The Supervisory Board believes it is in the interests of shareholders that the issue of Options over ordinary shares in the company to the members of the Managing Board under the LTIP and subject to the above terms and conditions be approved and recommends that you vote in favour of each corresponding resolution.

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BUSINESS OF THE ANNUAL GENERAL MEETING

Resolution 6 — Renewal of authority for the company to acquire its own shares
The company’s Articles of Association permit the Managing Board to cause the company to acquire, subject to the approval of the Joint Board, shares in the share capital of the company for valuable consideration in various circumstances. The Managing Board reserves the right to cause the company to acquire shares in the share capital of the company for a consideration per share of not less than EUR 0.01 and for not more than 105% of the average closing price of the company as quoted on the ASX in the five business days preceding the acquisition (subject to any additional restrictions under Dutch law) on the condition that the Managing Board has been authorised to do so by the shareholders. This authorisation will be valid for a maximum period of 18 months.
Additional restrictions under Dutch law are that:
(i)	the shares must be fully paid up;

(ii)	the company’s equity minus the purchase price of the buy-back shares must be not less than the aggregate amount of the issued and called up part of the share capital and the reserves which must be maintained under Dutch law; and

(iii)	the aggregate par value of the buy-back shares to be acquired and the shares already held by the company and its subsidiary companies must not exceed one-tenth of the issued share capital of the company.
At the 2006 Annual General Meeting, shareholders renewed for a further 18 months the shareholder resolution that authorised the Managing Board to cause the company to enter into share buy-backs (whether as on or off-market purchases):
(i)	for an 18 month period;

(ii)	for up to the maximum amount permitted by Dutch law;

(iii)	for a consideration per share of not less than EUR 0.01; and

(iv)	for not more than 105% of the average closing price in the company as quoted on the ASX in the five business days preceding the acquisition.
The maximum price of 105% of the average closing price is in keeping with ASX Listing Rule 7.33, which imposes this limit on on-market buy-backs.
The term “shares” as used in Resolution 6 includes CUFS.
Recommendation
The Supervisory Board believes it is in the interests of shareholders that the buy-back power be renewed on identical terms to the 2006 conditions and recommends that you vote in favour of the resolution.
Resolution 7 — Reduction of issued share capital through cancellation of repurchased shares
At the 2006 Annual General Meeting, shareholders renewed for a further 18 months the shareholder resolution that authorised the Managing Board to cause the company to enter into share buy-backs, until 25 March 2008. A further authorisation is sought at the 2007 AGM extending the period authorised for share buybacks until 15 February 2009 (see Resolution 6).
Under Australian law, the cancellation of shares that have been repurchased under a buy-back occurs automatically. However, under Dutch law the repurchase and cancellation of shares occur separately. For this reason, the company seeks shareholder approval for the cancellation of those shares which are to be repurchased by the company under the repurchase program. This will result in a reduction of the company’s issued share capital.
If approved, the cancellation may be executed in one or more tranches. The number of shares that will be cancelled (whether or not in a single tranche) shall be determined by the Managing Board, although the maximum number of shares that may be cancelled in total shall not exceed 10% of the company’s issued share capital (as at 17 August 2007). Pursuant to the relevant statutory provisions, cancellation may not be effected earlier than two months after a resolution to cancel repurchased shares is adopted and publicly announced, subject to the condition that no creditors have opposed the capital return during that period, or, in the event one or more creditors have opposed the capital reduction, after the opposition has been lifted.
The term “shares” as used in Resolution 7 includes CUFS.
Recommendation
The Supervisory Board believes it is in the interests of shareholders that the resolution cancelling the shares repurchased or to be repurchased by the company under any share repurchase program, the exact number to be determined by the Managing Board, be adopted and recommends that you vote in favour of the resolution.

14 JAMES HARDIE

Resolution 8 — Amendment to the company’s Articles of Association and associated procedural authorisations
Resolution 8 asks shareholders to approve various amendments to the Articles of Association of the company and associated procedural authorisations relating to Dutch law requirements.
Amendments
The directors are proposing certain amendments be made to the Articles of Association to reflect changes in the Dutch Civil Code which came into effect on 1 January 2007. Certain grammatical and textual amendments are also proposed. The company does not believe that the proposed amendments will have a significant impact on shareholders. In summary, the substantive changes flowing from the amendments to the Dutch Civil Code, relate to:
•	enabling shareholders to submit requests to include items on the agenda and convening an Extraordinary General Meeting electronically, subject to the conditions stipulated by the Managing Board, which conditions shall be posted on the company’s website;

•	a change in the term of the record date (being the date as at which shareholders are required to be noted on the register, in order to be entitled to vote at a General Meeting);

•	enabling shareholders to cast their votes electronically during a period prior to a General Meeting, subject to a resolution of the Managing Board; and

•	enabling shareholders to cast their votes electronically during a General Meeting.
In summary, the substantive changes flowing from the proposed grammatical and textual amendments relate to:
•	the amendment of the provision whereby the Supervisory Board can appoint interim Supervisory Board members is required to ensure that a proper calculation of the number of members to be appointed by the Supervisory Board is realised; and

•	the inclusion of a provision to clarify that a resolution to merge or de-merge the company is subject to the same 5% quorum requirement as applies to the passing of a resolution by the General Meeting to amend the Articles of Association or to dissolve the company.
The summary above is not all-encompassing, but rather a summary of key changes only. All of the proposed changes can be viewed by obtaining a copy of the proposed amended Articles of Association from the Investor Relations area of the company’s website (www.jameshardie.com), at Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000 or may be obtained by shareholders at no charge by writing to the company’s Australian registered office at Level 3, 22 Pitt Street, Sydney NSW 2000, or corporate headquarters at Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands.
Procedural authorisations
Under Dutch law, a ministerial declaration of no-objection must be obtained in relation to any amendment to the Articles of Association of the company, and the amendments must then subsequently be effected by execution of a notarial deed. Authorisation to obtain the ministerial declaration and execute the notarial deed must be specifically provided by shareholders.
If resolution 8 is passed, it will provide the necessary authorisation to members of the Joint and Managing Boards of the company and of any lawyer of De Brauw Blackstone Westbroek NV, Amsterdam (legal advisor of the company in The Netherlands) to take such action so as to allow the amendments to the Articles of Association which are authorised by shareholders at the meeting to proceed.
Recommendation
The Supervisory Board believes it is in the interests of shareholders that (i) the proposed amendments to the company’s Articles of Association, (ii) the necessary authorisation to obtain the ministerial declaration and (iii) the authorisation to execute the notarial deed, be approved and provided, and recommends that you vote in favour of the resolution.

JAMES HARDIE 15

BUSINESS OF THE ANNUAL GENERAL MEETING

Notice availability
Additional copies of this Notice can be downloaded from the Investor Relations area of our website at: www.jameshardie.com or they can be obtained by contacting the company’s registrar:
Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street
Sydney NSW
2000 Australia
or
GPO Box 242
Melbourne, VIC 8060
Australia
Telephone within Australia: 1300 855 080
Telephone outside Australia: +61 3 9415 4000
Facsimile: +61 3 94732118
Email: jameshardie@computershare.com.au

16 JAMES HARDIE

1. Receive and adopt the annual report and accounts for the financial year ended 31 March 2007
2. Adopt the Remuneration Report for financial year ended 31 March 2007
3a). Re-election of Mr J D Barr to the Supervisory and Joint Boards
3b). Re-election of Mrs C Walter to the Supervisory and Joint Boards
4a). Approve participation in the Supervisory Board Share Plan 2006 (SBSP-2006) by Mr D DeFosset
4b). Approve participation in the SBSP-2006 by Mr B P Anderson
4c). Approve participation in the SBSP-2006 by Mr J D Barr
4d). Approve participation in the SBSP-2006 by Mr M N Hammes
4e). Approve participation in the SBSP-2006 by Mr D G McGauchie
4f). Approve participation in the SBSP-2006 by Mr R M J van der Meer
4g). Approve participation in the SBSP-2006 by Mrs C Walter
5a). Approve participation in the Long Term Incentive Plan 2006 (LTIP) and issue of options to Mr L Gries
5b). Approve participation in the LTIP and issue of options to Mr R L Chenu
5c). Approve participation in the LTIP and issue of options to Mr B P Butterfield
6. Renewal of authority for the Company to acquire its own shares
7. Reduction of issued share capital in the Company through cancellation of repurchased shares
8. Approve amendments to the Company's Articles of Association.

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	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1.	☐	☐	☐	4b).	☐	☐	☐	4g).	☐	☐	☐	6.	☐	☐	☐
2.	☐	☐	☐	4c).	☐	☐	☐	5a).	☐	☐	☐	7.	☐	☐	☐
3a).	☐	☐	☐	4d).	☐	☐	☐	5b).	☐	☐	☐	8.	☐	☐	☐
3b).	☐	☐	☐	4e).	☐	☐	☐	5c).	☐	☐	☐				
4a).	☐	☐	☐	4f).	☐	☐	☐								

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The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date ______ Share Owner sign here ______ Co-Owner sign here ______

VOTING INSTRUCTION CARD

James Hardie Industries N.V.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 PM New York Time on August 8, 2007)

The undersigned holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares represented by such Receipts of James Hardie Industries N.V. registered in the name of the undersigned on the books of the Depositary as of the close of business on July 11, 2007, at the Annual Meeting of Shareholders of the Company which is to be held on August 17, 2007 in Amsterdam, The Netherlands in respect of the resolutions specified on the reverse.

NOTE:

1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite each resolution.

2. It is understood that, if this form is not signed and returned, the Depositary will not vote such items.

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Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

JH James Hardie
WE WELCOME YOUR QUESTIONS We want to make it easy for as many James Hardie CUFS holders as possible to ask questions of the company’s Directors or Auditor. Please use the other side of this form to send us any questions you would like answered at the Annual Information Meeting to be held on Wednesday, 15 August 2007 in Sydney. We believe this process will make it easier for more holders to have questions answered, whether or not they can attend the Annual Information Meeting. CUFS holders will also be able to ask questions from the floor at the meeting. We will attempt to answer as many questions as possible in the addresses by the Chairman and the CEO. If we receive a large number of questions from holders, we may not be able to reply individually. You can use this form even if you will be attending the meeting. If you are unable to attend, you can watch a live webcast of the meeting via the internet on the Investor Relations area of the company’s website at www.jameshardie.com Fax this form by Wednesday, 8 August 2007 to: 02 8274 5218 or +61 2 8274 5218 Mail this form by Wednesday, 1 August 2007: using the Business Reply Envelope enclosed Holder’s name: Address: Security Holder Reference Number or Holder Identification Number:

Fax this form by Wednesday, 8 August 2007 to:
(02) 8274 5218 or +61 2 8274 5218
Mail this form by Wednesday, 1 August 2007:
using the Business Reply Envelope enclosed
Security Holder Reference Number
or Holder Identification Number:

Question(s):